TransAlta’s Geothermal Partnership

CalEnergy Signs 24-Year Contract:

Continued Investment in Renewable Energy

CALGARY, Alberta (September 17, 2013) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that CalEnergy, LLC, a joint venture it has with MidAmerican Energy Holdings Company, has executed a 50 MW long-term contract for renewable geothermal power with Salt River Project (SRP), an Arizona utility.

Highlights of Salt River Project and CalEnergy Contract:

o	Duration of power purchase agreement is 24 years, or 2016 to 2039;
o	SRP contract reflects 15% of the capacity of CalEnergy’s geothermal facilities, bringing the total contracted capacity to 40%;
o	CalEnergy continues its work to market the remainder of the capacity from the 10 geothermal facilities, as the existing contracts roll off; and
o	Through CalEnergy, TransAlta continues to invest in renewable power options for customers.

Bringing Value to Customers and Shareholders:

One of TransAlta’s strategic approaches to balance sheet strength remains execution of long term contracts for its assets, which provides reliability of power and price for its customers, while also providing a consistent return on investment for shareholders.

Highlights of Other Recent Contract Executions:

o	In August, TransAlta announced the recontracting of its Ottawa gas plant (Central Canada) with the Ontario Power Authority, 20 year long term contract, 71.8 MW;
o	In June, CalEnergy (Western U.S.) announced the first long-term contract under a new remarketing strategy with the City of Riverside in California, 24 year contract, 86 MW;
o	Also in June, TransAlta announced for the Centralia Plant (Western U.S.); an 11 year contract signed with Puget Sound Energy (PSE), PSE will acquire 180 MW of firm, base-load coal transition power starting in December 2014. In the following 12 months the contract increases to 280 MW. From December 2016 to December 2024, the contract is for 380 MW, and volume drops to 300 MW in the last year.

Related content:

CalEnergy

o	TransAlta's Imperial Valley Operations
o	Announcement of May 17, 2013: New Special Purpose Entity to Extend Life of CalEnergy Geothermal Facilities: MidAmerican and TransAlta U.S. Announce CalEnergy, LLC
o	Announcement of June 18, 20130: TransAlta Announces Long-Term Geothermal Contract with City of Riverside | TransAlta

Recent Contract Announcements

o	TransAlta Recontracts Ottawa Gas Plant Under Long Term Agreement, Aug 30 2013
o	TransAlta Announces Regulatory Approval of Long-term Contract between Puget Sound Energy and Centralia, Jun 26 2013

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540